UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170261

DIVISION OF
CORPORATION FINANCE

February 24, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: The Southern Company
Incoming letter dated January 13, 2017

Dear Ms. Ising:

This is in response to your letters dated January 13, 2017 and February 14, 2017 concerning the shareholder proposal submitted to Southern by John Chevedden. We also have received letters from the proponent dated January 17, 2017, January 24, 2017, January 31, 2017, February 5, 2017, February 17, 2017 and February 21, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 24, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Southern Company
Incoming letter dated January 13, 2017

The proposal requests that the board take each step necessary so that each voting requirement in Southern's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

There appears to be some basis for your view that Southern may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Southern will provide shareholders at its 2017 annual meeting with an opportunity to approve an amendment to its certificate of incorporation, approval of which will result in replacement of the only supermajority voting provisions in Southern's governing documents with a simple majority voting requirement. Accordingly, we will not recommend enforcement action to the Commission if Southern omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 21, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
The Southern Company (SO)
Simple Majority Vote
Projected Notification of Lockstep Repeat of 2016 Company Publish-and-Neglect Proposal
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 13, 2017 no-enforcement request.

Below is an example of the type of game playing the company is doing with shareholder money. This is from a January 30, 2017 news release (attached):

The Board did not fulfill its obligations under the Cooperation Agreement. As noted earlier, the Board agreed to take all necessary action to de-stagger the Board at last year's annual meeting so that going forward Directors would face annual elections (the "Amendment"), a commitment we had insisted upon during the negotiations over the Cooperation Agreement in an effort to improve the Company's corporate governance practices. Per the Company's charter, passage of the Amendment required 80% of the shares outstanding to vote in favor of it. In our view, the Board did not faithfully fulfill its contractual obligation to pursue passage of the Amendment, beginning with its initial failure to even retain a proxy solicitation firm for the annual meeting. (It ultimately hired a solicitor, but only after we formally registered our concerns about the Company's failure to do so.) As a result, while 98% of the shares that were represented at the annual meeting voted in favor of the Amendment, it failed to pass because the Board's inadequate solicitation efforts resulted in less than 80% of the shares outstanding being represented at the meeting – *the first time we can identify that the Board's solicitation efforts have failed to attract at least 90% of the shares for an annual meeting of the Company*! Even after the bungled solicitation, had it truly wished to de-stagger itself the Board could have simply adjourned the meeting so that the few remaining shares necessary for approval could have been rounded up. It chose not to do so.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

Pages 5 through 8 redacted for the following reasons:
- -
Copyrighted Material Omitted

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 17, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
The Southern Company (SO)
Simple Majority Vote
Projected Notification of Lockstep Repeat of 2016 Company Publish-and-Neglect Proposal
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 13, 2017 no-enforcement request.

The company fails by its own standards in its February 14, 2017 letter. The company said, "The Staff concurred in the exclusion of the [McKesson] proposal under rule 14a-8(i)(10) based on the actions taken by the board."

The February 14, 2017 letter commits the company to neglect its own proposal, in response to a shareholder proposal which requests that the company "take each step necessary." The resolved statement also states, "It is important that our company take each step necessary to adopt this proposal."

It is clearly within the power of the board to spend an incremental amount with a proxy solicitor to obtain the votes needed for approval. It is also within the power of the bard to adjourn the annual meeting in order to obtain the votes needed for approval. There is no commitment from the board to take either step.

The to-be-neglected company proxy proposal is simply a move to preempt the rule 14a-8 proposal for a 2nd consecutive year.

The only purpose of the publish-and-neglect proposal by the company is to exclude a rule 14a-8 proposal that would be approved by shareholders.

The company does not have confidential voting.
Thus the company can see how the votes are coming in and take efforts to obtain a higher voter turnout which will increase the likelihood of obtaining the supermajority thresholds needed. Instead the company will neglect its own proposal once it is published.

By contrast one can bet that if the company saw that the say-on-pay vote was coming in seriously lower than expected – this situation would not be neglected from the time the proxy was published until the last vote came in.

And the company does not even offer to make any special effort in 2018 if the company proposal again obtains a 97% vote in 2017 and is still not approved.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Melissa K. Caen <mkcaen@southernco.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

February 14, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *The Southern Company*
Supplemental Letter Regarding Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 13, 2017, we submitted a letter (the "No-Action Request") on behalf of our client, The Southern Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent"). The No-Action Request indicated our belief that the Proposal may be excluded from the 2017 Proxy Materials because the Company's Board of Directors (the "Board") was expected, at its meeting in mid-February 2017, to take action that would substantially implement the Proposal under Rule 14a-8(i)(10).

We write supplementally to confirm that at its meeting on February 13, 2017, the Board adopted a resolution approving, subject to stockholder approval, an amendment to Article Eleventh of the Company's Certificate of Incorporation (the "Certificate")—the only provision in the Company's governing documents that includes supermajority voting requirements—that will remove the supermajority voting requirements from Article Eleventh and replace them with a majority of the Company's outstanding common stock requirement (the "Proposed Certificate Amendment"). The Proposed Certificate Amendment is set forth in Exhibit A attached hereto.

The Board also approved submission of the Proposed Certificate Amendment to a stockholder vote at the 2017 Annual Meeting of Stockholders, which approval is required under Delaware law, and recommended that stockholders vote for the approval of the Proposed Certificate Amendment at the Company's 2017 Annual Meeting of Stockholders. In addition, as discussed in the No-Action Request, the Company has already substantially implemented the Proposal with respect to the Company's By-laws, which do not contain any voting requirements that call for a greater than simple majority vote. Therefore, if the Proposed Certificate Amendment receives the requisite stockholder approval, the Company's governing documents will no longer contain any supermajority voting requirements. Thus, the Board has taken each of the actions requested by the Proposal. For these reasons, we believe that the Proposal is excludable under Rule 14a-8(i)(10).

ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc*. (avail. Mar. 28, 1991). At the same time, as discussed in the No-Action Request, a company need not implement a proposal in exactly the same manner as set forth by the proponent as long as the proposal's "essential objective" is addressed. *See*, *e.g*., *General Electric Co*. (avail. Mar. 3, 2015) (concurring with exclusion of a proxy access proposal under Rule 14-8(i)(10) and noting the company's representation that the board has adopted a proxy access bylaw that addresses the "proposal's essential objective"); *Chevron Corp*. (avail. Feb. 19, 2008) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented where the company had adopted provisions allowing stockholders to call a special meeting, unless, among other things, an annual or company-sponsored special meeting that included the matters proposed to be addressed at the shareholder-requested special meeting had been held within a specified period of time before the requested special meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

Also as discussed in the No-Action Request, the Staff has consistently concurred that proposals, like the Proposal, are excludable under Rule 14a-8(i)(10), where the company replaces the supermajority voting standards with a simple majority voting standard, as proposed in the Proposed Certificate Amendment. *See The Southern Co*. (avail. Feb. 26, 2016) (concurring with the exclusion of a proposal submitted by the

Proponent that, like the Proposal, sought to remove the supermajority voting provisions in the Company's governing documents after the Board approved amendments to replace the supermajority voting requirement in Article Eleventh with a majority of outstanding shares requirement and to delete the "fair price" provision—including the supermajority voting requirements—in Article Thirteenth and supplementally notified the Staff of the Board actions). *See also Visa Inc.* (avail. Nov. 14, 2014); *Hewlett-Packard Co.* (avail. Dec. 19, 2013) (each concurring with the exclusion of a simple majority stockholder proposal as substantially implemented where the company's board of directors approved amendments to the company's governing documents that would replace each provision that called for a supermajority vote with a majority of outstanding shares vote requirement). Here, the Proposed Certificate Amendment is identical to the Article Eleventh amendment that the Staff considered in *The Southern Co.* Moreover, the goals of the Proposal and the proposal in *The Southern Co.* are identical—replacing supermajority voting standards in the Company's governing documents with a simple majority voting standard. Thus, the Proposal is excludable under Rule 14a-8(i)(10) like the proposal in *The Southern Co.*

Moreover, as discussed in the No-Action Request, the Staff consistently has granted no-action relief in situations where the board lacks unilateral authority to adopt amendments to a certificate of incorporation or bylaws but has taken all of the steps within its power to eliminate the supermajority voting requirements in those documents and submitted the issue for stockholder approval. For example, like in *The Southern Co.* discussed above, in *McKesson Corp.* (avail. Apr. 8, 2011), the company's board approved certificate amendments to eliminate supermajority voting provisions, which would only become effective upon stockholder approval. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10) based on the actions taken by the board. *See also American Tower Corp.* (avail. Apr. 5, 2011) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal requesting that each supermajority stockholder voting requirement "be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws" where the board approved submitting an amendment to the certificate of incorporation to the company's stockholders for approval that would reduce the stockholder vote required to amend the bylaws from 66 2/3% to a majority of the then-outstanding shares).

Finally, the Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to recommend that its board of directors take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g.*, *The Southern Co.* (avail. Feb. 26, 2016);

Starbucks Corp. (avail. Nov. 27, 2012); *DIRECTV* (avail. Feb. 22, 2011); *NiSource Inc*. (avail. Mar. 10, 2008); *Johnson & Johnson* (avail. Feb. 19, 2008); *Hewlett-Packard Co*. (Steiner) (avail. Dec. 11, 2007) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

As in the foregoing precedent, the Proposed Certificate Amendment substantially implements the Proposal. Specifically, as in *The Southern Co.*, *Hewlett-Packard Co.* and *Visa Inc.*, at the Company's 2017 Annual Meeting of Stockholders, the Company's stockholders will be asked to approve, upon the Board's recommendation, the Proposed Certificate Amendment that, like the proposed amendment to Article Eleventh in 2016, seeks to replace the current two-thirds supermajority vote requirements in Article Eleventh with a simple majority voting threshold to effect certain stock changes and amend, alter, change or repeal certain provisions of the Certificate. Also like in *The Southern Co.*, *McKesson Corp.* and other precedents cited above, if the Proposed Certificate Amendment receives the requisite stockholder approval, the Company's governing documents will no longer contain any supermajority voting requirements. Finally, as in *The Southern Co.*, *Starbucks Corp.* and other precedents cited above, the Company has previously notified the Staff that its Board was expected to consider an amendment to the Certificate that was going to substantially implement the Proposal and the Company is now supplementing No-Action Request by notifying the Staff after that action has been taken by the Board.

Accordingly, consistent with the precedent cited above, the "essential objective" of the Proposal has been satisfied, and the Proposal may be excluded from the 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

CONCLUSION

Based on the foregoing analysis and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials. In accordance with Rule 14a-8(j), a copy of this supplemental letter is being sent on this date to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Melissa K. Caen, the Company's Assistant Corporate Secretary, at (404) 506-0684.

Sincerely,

Elizabeth A. Ising

Enclosure

cc: Melissa K. Caen, The Southern Company
Myra C. Bierria, The Southern Company
John Chevedden

EXHIBIT A

AMENDMENTS TO ARTICLE ELEVENTH

The text of the proposed amendments to Article Eleventh of the Certificate of Incorporation, marked to show changes to the current text, is set forth as follows:

ELEVENTH: The corporation reserves the right to increase or decrease its authorized capital stock, or any class or series thereof, or to reclassify the same, and to amend, alter, change or repeal any provision contained in the Certificate of Incorporation or in any amendment thereto, in the manner now or hereafter prescribed by law, and all rights conferred upon stockholders in said Certificate of Incorporation or any amendment thereto are granted subject to this reservation; provided, however, that the corporation shall not, unless authorized by the affirmative vote in favor thereof of the holders of at least ~~two-thirds~~ a majority of the issued and outstanding common stock of the corporation given at any annual meeting of stockholders or at any special meeting called for that purpose, ~~(a)~~ authorize or create any class of stock preferred as to dividends or assets over the common stock or reclassify the common stock or change the issued shares of common stock into the same or a greater or less number of shares of common stock either with or without par value or reduce the par value of the common stock~~, or (b) amend, alter, change or repeal subdivision (2) of Article Ninth, Article Twelfth, this provision or any provision contained in the Certificate of Incorporation or in any amendment thereto which provides for the vote of the holders of at least two-thirds of the issued and outstanding common stock~~.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

February 5, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
The Southern Company (SO)
Simple Majority Vote
Projected Notification of Lockstep Repeat of 2016 Company Publish-and-Neglect Proposal
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 13, 2017 no enforcement request.

The company projection of a proxy proposal is simply a move to preempt the rule 14a-8 proposal for a 2nd consecutive year.

The only purpose of the projected publish-and-neglect proposal by the company is to exclude a rule 14a-8 proposal that would be approved by shareholders.

The company does not have confidential voting.
Thus the company can see how the votes are coming in and take efforts to obtain a higher voter turnout which will increase the likelihood of obtaining the supermajority thresholds needed.
Instead the company will neglect its own proposal once it is published.

By contrast one can bet that if the company saw that the say-on-pay vote was coming in lower than expected – this situation would not be neglected from the time the proxy was published until the last vote came in.

And the company does not even offer to make any special effort in 2018 if the company proposal again obtains a 97% vote in 2017 and is still not approved.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Melissa K. Caen <mkcaen@southernco.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 31, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
The Southern Company (SO)
Simple Majority Vote
Future Notification of Lockstep Repeat of 2016 Company Failure
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 13, 2017 no-action request.

The company response to this proposal has as much chance for success as throwing 2 consecutive wild pitches.

The only purpose of the company publish-and-forget proposal is to exclude a rule 14a-8 proposal that would be approved.

And the company does not even offer to make any special effort in 2018 if the company proposal again obtains a 97% vote in 2017 and is still not approved.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Melissa K. Caen <mkcaen@southernco.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 24, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Southern Company (SO)
Simple Majority Vote
Future Notification of Lockstep Repeat of 2016 Company Failure
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 13, 2017 no-action request.

In 2016 the company got no action credit for implementing simple majority vote. Then the company failed to implement simple majority vote by not taking all the steps it was requested to take in the 2016 rule 14a-8 proposal:
"Shareholders request that our company resubmit revised versions (as needed) of the two 2013 company simple majority vote proposals (Proposals 5 and 6) to a shareholder vote at the next shareholder meeting – asking that shareholders approve the transition to a majority vote in each proposal. **This 2016 proposal includes that our board fully support these revised proposals and commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage. The Board would have discretion to make minor facilitating adjustments to the text of each proposal."**

The company thus made a fig leaf effort in 2016.

In 2017 the company is asking again for no action credit to fail in a similar manner by not taking all the steps requested in the 2017 rule 14a-8 proposal:
"RESOLVED, Shareholders request that our board **take each step necessary** so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. **It is important that our company take each step necessary to adopt this proposal."**

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Melissa K. Caen <mkcaen@southernco.com>

[SO: Rule 14a-8 Proposal, December 11, 2015]

Proposal [4] – Simple Majority Vote (which won our 30-to-one support)

Shareholders request that our company resubmit revised versions (as needed) of the two 2013 company simple majority vote proposals (Proposals 5 and 6) to a shareholder vote at the next shareholder meeting – asking that shareholders approve the transition to a majority vote in each proposal. This 2016 proposal includes that our board fully support these revised proposals and commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage. The Board would have discretion to make minor facilitating adjustments to the text of each proposal.

It is believed that these two proposals have substantial merit because our management recommended a yes-vote for each in 2013 with these words:
"The Board is committed to implementing and maintaining effective corporate governance policies and practices which ensure that the Company is governed with high standards of ethics, integrity, and accountability and in the best interest of the Company's stockholders."

The yes-votes outnumbered the no-votes by over 30-to-one in 2013 for the two company proposals – yet neither passed.

Please vote to enhance shareholder value:

Simple Majority Vote (which won our 30-to-one support) – Proposal [4]

[SO: Rule 14a-8 Proposal, December 9, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. It is important that our company take each step necessary to adopt this proposal.

Our management has the ability to disclose in the annual meeting proxy all the steps that are available to our company to help ensure that this proposal will be adopted. We previously voted by a 30-to-one ratio to adopt this proposal topic.

Unfortunately our management gives signs of not being interested in listening to shareholders. For instance our management hired one of the most aggressive law firms in preventing shareholder to vote on well established topics. Thus we were prevented from even voting on a proposal to adopt confidential voting.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner.

Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our corporate governance which can favorably impact our company's bottom line performance.

Please vote to enhance shareholder value:

Simple Majority Vote – Proposal [4]

[The above line – *Is* for publication.]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 25, 2016

Commission File Number	**Registrant, State of Incorporation, Address And Telephone Number**	**I.R.S. Employer Identification No.**
1-3526	The Southern Company (A Delaware Corporation) 30 Ivan Allen Jr. Boulevard, N.W. Atlanta, Georgia 30308 (404) 506-5000	58-0690070

The name and address of the registrant have not changed since the last report.

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

The Southern Company (the "Company") held its Annual Meeting of Stockholders on May 25, 2016. Stockholders voted as follows on the matters presented for a vote:

1. **The nominees for election to the Board of Directors were elected based on the following votes:**

Nominees	Votes For	Votes Against	Abstentions	Broker Non-Votes
Juanita Powell Baranco	531,930,942	7,511,927	3,002,483	235,268,473
Jon A. Boscia	535,648,607	3,793,591	3,003,154	235,268,473
Henry A. Clark III	534,846,488	4,613,231	2,985,633	235,268,473
Thomas A. Fanning	508,506,423	25,487,468	8,451,461	235,268,473
David J. Grain	534,793,224	4,605,602	3,046,526	235,268,473
Veronica M. Hagen	534,134,147	5,348,218	2,962,987	235,268,473
Warren A. Hood, Jr.	533,335,297	6,073,396	3,036,659	235,268,473
Linda P. Hudson	521,629,713	17,883,666	2,931,973	235,268,473
Donald M. James	518,945,750	20,312,967	3,186,635	235,268,473
John D. Johns	521,900,117	17,450,101	3,095,134	235,268,473
Dale E. Klein	534,963,314	4,446,142	3,035,896	235,268,473
William G. Smith, Jr.	532,893,177	6,592,829	2,959,346	235,268,473
Steven R. Specker	534,432,828	4,894,018	3,118,506	235,268,473
Larry D. Thompson	534,652,037	4,718,266	3,075,049	235,268,473
E. Jenner Wood III	534,872,816	4,492,057	3,080,479	235,268,473

2. **The proposal to approve a by-law amendment to permit proxy access was approved based upon the following votes:**

Votes For	Votes Against	Abstentions	Broker Non-Votes
520,667,900	17,181,771	4,595,681	235,268,473

3. **The proposal to approve an amendment to the certificate of incorporation to reduce the supermajority vote requirements to a majority vote, which pursuant to the certificate of incorporation requires the affirmative vote of two-thirds of the issued and outstanding shares, was not approved based upon the following votes:**

Broker

Votes For	Votes Against	Abstentions	Non-Votes
525,712,497	12,283,015	4,449,840	235,268,473

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 17, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Southern Company (SO)
Simple Majority Vote
Future Notification of Lockstep Repeat of 2016 Company Failure
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 13, 2017 no-action request.

Attached are pages from the 2016 company no action request, *The Southern Company* (February 26, 2016).

The outcome of *The Southern Company* (February 26, 2016) was another company failure (last page of the attachment).

The company did not explain why it omitted this material information.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Melissa K. Caen <mkcaen@southernco.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

February 18, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *The Southern Company*
Supplemental Letter Regarding Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 19, 2016, we submitted a letter (the "No-Action Request") on behalf of our client, The Southern Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent"). The No-Action Request indicated our belief that the Proposal may be excluded from the 2016 Proxy Materials because the Company's Board of Directors (the "Board") was expected, at its meeting on February 9, 2016, to take action that would substantially implement the Proposal under Rule 14a-8(i)(10).

We write supplementally to confirm that the Board has since adopted resolutions:

1. Declaring advisable and submitting for stockholder approval at the Company's 2016 Annual Meeting of Stockholders two proposals to amend the Company's Certificate of Incorporation (the "Certificate"), as set forth in Exhibit A attached hereto: the first is to remove the supermajority requirements and substitute a simple majority voting standard in Article Eleventh and the second is to delete the "fair price" provision—including the supermajority voting requirements— in Article Thirteenth (together, the "Proposed Certificate Amendments");

2. Recommending that stockholders vote for the approval of each of the Proposed Certificate Amendments at the Company's 2016 Annual Meeting of Stockholders; and

3. Ratifying the Company's retention of a proxy solicitor for a minimum fee of $12,500, plus additional fees for telephone and other solicitation of proxies or other services, if needed, and reimbursement of out-of-pocket expenses to assist with the solicitation of proxies in connection with the Company's 2016 Annual Meeting of Stockholders, which the Board expressly stated should include soliciting stockholder votes "for" the Proposed Certificate Amendments in order to try and obtain the stockholder votes required to pass the Proposed Certificate Amendments.

In addition, the Board acted to lower the voting threshold required to approve the Article Thirteenth amendment, consistent with the Proposal's request that the "Board fully support" the proposals. Specifically, a majority of "disinterested directors" (as defined in Article Thirteenth) of the Board declared advisable the amendment to Article Thirteenth, thereby lowering the voting threshold required to approve this amendment at the 2016 Annual Meeting of Stockholders from the affirmative vote of the holders of at least 75% of issued and outstanding capital stock of the Company having voting powers ("Voting Stock"), voting together as a single class, to a majority of issued and outstanding common stock of the Company. (The Board is not able to act unilaterally to lower the voting threshold required to approve the Article Eleventh amendment.) Thus, the Board has taken each of the actions requested by the Proposal. For these reasons, we believe that the Proposal is excludable under Rule 14a-8(i)(10).

ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

At the same time, a company need not implement a proposal in exactly the same manner as set forth by the proponent. In *General Motors Corp.* (avail. Mar. 4, 1996), the company observed that the Staff has not required that a company implement the action requested in a proposal exactly in all details but has been willing to issue no-action letters under the predecessor of Rule 14a-8(i)(10) in situations where the "essential objective" of the proposal had been satisfied. The company further argued that "[i]f the mootness requirement of paragraph (c)(10) were applied too strictly, the intention of [the rule]—permitting exclusion of 'substantially implemented' proposals—could be evaded merely by including some element in the proposal that differs from the registrant's policy or practice." For example, the Staff has concurred that companies, when substantially implementing a stockholder proposal, can address aspects of implementation on which a proposal is silent or which may differ from the manner in which the stockholder proponent would implement the proposal. *See, e.g., Chevron Corp.* (avail. Feb. 19, 2008) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented where the company had adopted provisions allowing stockholders to call a special meeting, unless, among other things, an annual or company-sponsored special meeting that included the matters proposed to be addressed at the shareholder-requested special meeting had been held within a specified period of time before the requested special meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

The Proposal, which is titled "Simple Majority Vote (which won our 30-to-one support)", makes three requests. First, the Proposal requests "that our company resubmit revised versions (as needed) of the two 2013 company simple majority vote proposals (Proposals 5 and 6) to a shareholder vote at the next shareholder meeting." As explained in our No-Action Request, the "two 2013 company simple majority vote proposals" were submitted for stockholder approval after the Company received a stockholder proposal from the Proponent (the "2012 Simple Majority Proposal") requesting that the Board take the steps necessary so that each voting requirement in the Company's Certificate and Bylaws "that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against" or a "simple majority in compliance with applicable laws."

The "two 2013" proposals (Proposals 5 and 6) included in the Company's 2013 proxy statement sought stockholder approval to amend Articles Eleventh and Thirteenth of the Certificate as follows:

- Proposal 5 sought to replace the two-thirds supermajority vote requirements in Article Eleventh with a majority of the Company's outstanding common stock (the "Article Eleventh Proposal"); and

- Proposal 6 sought to reduce the 75% supermajority vote requirements in Article Thirteenth (which is known as the "fair price" provision and which governs the approval of certain mergers and other business combinations or transactions with "interested stockholders") from 75% of issued and outstanding Voting Stock to two-thirds (instead of a majority) of issued and outstanding Voting Stock (the "Article Thirteenth Proposal").

As a result, the Company successfully excluded the 2012 Simple Majority Proposal from its proxy materials for its 2013 Annual Meeting of Stockholders under Rule 14a-8(i)(9). *See*

The Southern Co. (avail. Feb. 14, 2013). Both the Article Eleventh Proposal and the Article Thirteenth Proposal were voted on at the Company's 2013 Annual Meeting of Stockholders. However, despite the Board of Directors' support for each, neither received the necessary votes to pass. As a result, the supermajority provisions in Article Eleventh and Article Thirteenth remained unchanged and the Proponent has submitted the Proposal for the 2016 Annual Meeting asking that the Company again try to remove them.

The title and text of the Proposal (including its supporting statements) make clear that the Proposal's essential objective is to achieve what the 2012 Simple Majority Proposal failed to accomplish, *i.e.*, to remove the supermajority voting provisions in Article Eleventh and Article Thirteenth. We note that the Staff has consistently concurred that proposals, like the Proposal, that call for the elimination of supermajority provisions or the transition to majority voting in governing documents are excludable under Rule 14a-8(i)(10), where the supermajority voting standards are replaced with majority of shares outstanding voting standards, as is proposed in the amendment to Article Eleventh. For example, in *Hewlett-Packard Co.* (avail. Dec. 19, 2013), the board amended the company's bylaws to replace several provisions requiring a supermajority vote with a majority of outstanding shares requirement in response to a stockholder proposal that called for replacement of greater than simple majority vote requirements with majority or simple majority vote requirements in compliance with applicable law. The Staff concurred with exclusion under Rule 14a-8(i)(10) because the company's policies, practices and procedures "compare[d] favorably" with the guidelines of the stockholder proposal. *See also Visa Inc.* (avail. Nov. 14, 2014) (concurring with the exclusion of a simple majority stockholder proposal as substantially implemented where the company's board approved amendments to the certificate and bylaws that would replace each provision that called for a supermajority vote with a majority of outstanding shares vote requirement).

Moreover, the Staff has previously permitted exclusion of a proposal seeking simple majority voting where the company implemented the proposal by eliminating the "fair price" provision from its certificate of incorporation. *See Becton, Dickinson and Company* (avail. Nov. 27, 2012) (concurring with the exclusion under Rule 14a-8(i)(10)). *See also The Home Depot, Inc.* (avail. Jan. 8, 2008) and *The Home Depot, Inc.* (avail. Jan. 28, 2002) (in both instances concurring with exclusion of proposals seeking simple majority vote requirements when the board authorized, and its stockholders subsequently approved, an amendment to the company's certificate deleting the "fair price" provision from the certificate, which contained the only supermajority voting requirement).

As in the foregoing precedent, the Proposed Certificate Amendments substantially implement the Proposal. Specifically, as in *Hewlett-Packard* and *Visa,* at the Company's 2016 Annual Meeting of Stockholders, the Company's stockholders will be asked to approve, upon the Board's recommendation, the proposed amendments to Article Eleventh that, like the Article Eleventh Proposal (Proposal 5) in 2013, seek to replace the current two-thirds supermajority vote requirements with a simple majority voting threshold to effect certain stock changes and amend, alter, change or repeal certain provisions of the Certificate. Moreover, as in *Becton* and both *Home Depot* letters, at the same meeting, the Company's stockholders will also be asked to approve, upon the Board's recommendation, an amendment to the "fair price" provisions in Article Thirteenth to eliminate those provisions, including Article Thirteenth's supermajority requirements, from the Certificate.

The second request in the Proposal is that "our board fully support these revised proposals." The Board has fully implemented this term. Specifically, the Board has adopted resolutions recommending to the stockholders that they approve the Proposed Certificate Amendments. Moreover, the majority of "disinterested directors" (as defined in Article Thirteenth) of the Board declared advisable the amendment to Article Thirteenth, thereby lowering the voting threshold required to approve this amendment at the Company's 2016 Annual Meeting of Stockholders from 75% of issued and outstanding Voting Stock to a majority of issued and outstanding common stock of the Company. (The Board is not able to act unilaterally to lower the voting threshold required to approve the Article Eleventh amendment.)

The third request in the Proposal is that "our board . . . commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage." The Board also has fully implemented this term. Specifically, the Board ratified the Company's retention of Georgeson Inc. for a minimum fee of $12,500 plus additional expenses to assist with the solicitation process in connection with the 2016 Annual Meeting of Stockholders. In this regard, the Board specifically contemplated that such solicitation efforts should include soliciting stockholder votes "for" the Proposed Certificate Amendments in an effort to obtain the necessary votes to enact the Proposed Certificate Amendments. Thus, as requested by the Proposal, the Board has "commit[ted] to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage."

Accordingly, consistent with the precedent cited above, the "essential objective" of the Proposal has been satisfied, and the Proposal may be excluded from the 2016 Proxy Materials in reliance on Rule 14a-8(i)(10).

CONCLUSION

Based on the foregoing analysis and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016

GIBSON DUNN

Proxy Materials. In accordance with Rule 14a-8(j), a copy of this supplemental letter is being sent on this date to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Melissa K. Caen, the Company's Corporate Secretary, at (404) 506-0684.

Sincerely,

Elizabeth A. Ising

cc: Melissa K. Caen, The Southern Company
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
The Southern Company (SO)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the clever January 19, 2015 no-action request.

The 2 company proposals addressing the topic of this proposal failed at the 2013 annual meeting – an indication that the board did not fully support these proposals. In 2013 there were no company Definitive Additional Materials to get out the employee vote in order to pass simple majority vote. However there were 2 Definitive Additional Materials in 2014 to get out the employee vote after the 2013 management say on pay vote fell to its lowest level ever.

The company claims that the Board will merely authorize officers of the company to spend up to $10,000, as needed, to solicit votes to pass the Proposed Certificate Amendments.

However there is no commitment to spend any money or take any action.

What would prevent the Chairman of the Board from handing the $10,000 authorization to the Corporate Secretary with a thumbs-down gesture?

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Melissa K. Caen <mkcaen@southernco.com>

4. The proposal to ratify an amendment to the Company's By-Laws removing the mandatory retirement age provision for non-employee directors was approved based upon the following votes:

Votes For	Votes Against	Abstentions	Broker Non-Votes
634,066,672	19,677,457	16,765,703	—

5. The proposal to amend the Company's Certificate of Incorporation to reduce the two-thirds supermajority vote requirements in Article Eleventh to a majority vote was not adopted by the necessary vote based upon the following votes:

Votes For	Votes Against	Abstentions	Broker Non-Votes
445,554,166	16,865,889	52,795,814	155,293,963

6. The proposal to amend the Company's Certificate of Incorporation to reduce the 75% supermajority vote requirements in Article Thirteenth to a two-thirds vote was not adopted by the necessary vote based upon the following votes:

Votes For	Votes Against	Abstentions	Broker Non-Votes
446,074,331	16,443,767	52,697,771	155,293,963

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SOUTHERN COMPANY

Date:May 24, 2013

By /s/ Melissa K. Caen
Melissa K. Caen
Assistant Secretary

[SO: Rule 14a-8 Proposal, December 11, 2015]

Proposal [4] – Simple Majority Vote (which won our 30-to-one support)

Shareholders request that our company resubmit revised versions (as needed) of the two 2013 company simple majority vote proposals (Proposals 5 and 6) to a shareholder vote at the next shareholder meeting – asking that shareholders approve the transition to a majority vote in each proposal. This 2016 proposal includes that our board fully support these revised proposals and commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage. The Board would have discretion to make minor facilitating adjustments to the text of each proposal.

It is believed that these two proposals have substantial merit because our management recommended a yes-vote for each in 2013 with these words:
"The Board is committed to implementing and maintaining effective corporate governance policies and practices which ensure that the Company is governed with high standards of ethics, integrity, and accountability and in the best interest of the Company's stockholders."

The yes-votes outnumbered the no-votes by over 30-to-one in 2013 for the two company proposals – yet neither passed.

Please vote to enhance shareholder value:

Simple Majority Vote (which won our 30-to-one support) – Proposal [4]

Item 5.07. Submission of Matters to a Vote of Security Holders.

The Southern Company (the "Company") held its Annual Meeting of Stockholders on May 25, 2016. Stockholders voted as follows on the matters presented for a vote:

1. **The nominees for election to the Board of Directors were elected based on the following votes:**

Nominees	Votes For	Votes Against	Abstentions	Broker Non-Votes
Juanita Powell Baranco	531,930,942	7,511,927	3,002,483	235,268,473
Jon A. Boscia	535,648,607	3,793,591	3,003,154	235,268,473
Henry A. Clark III	534,846,488	4,613,231	2,985,633	235,268,473
Thomas A. Fanning	508,506,423	25,487,468	8,451,461	235,268,473
David J. Grain	534,793,224	4,605,602	3,046,526	235,268,473
Veronica M. Hagen	534,134,147	5,348,218	2,962,987	235,268,473
Warren A. Hood, Jr.	533,335,297	6,073,396	3,036,659	235,268,473
Linda P. Hudson	521,629,713	17,883,666	2,931,973	235,268,473
Donald M. James	518,945,750	20,312,967	3,186,635	235,268,473
John D. Johns	521,900,117	17,450,101	3,095,134	235,268,473
Dale E. Klein	534,963,314	4,446,142	3,035,896	235,268,473
William G. Smith, Jr.	532,893,177	6,592,829	2,959,346	235,268,473
Steven R. Specker	534,432,828	4,894,018	3,118,506	235,268,473
Larry D. Thompson	534,652,037	4,718,266	3,075,049	235,268,473
E. Jenner Wood III	534,872,816	4,492,057	3,080,479	235,268,473

2. **The proposal to approve a by-law amendment to permit proxy access was approved based upon the following votes:**

Votes For	Votes Against	Abstentions	Broker Non-Votes
520,667,900	17,181,771	4,595,681	235,268,473

3. **The proposal to approve an amendment to the certificate of incorporation to reduce the supermajority vote requirements to a majority vote, which pursuant to the certificate of incorporation requires the affirmative vote of two-thirds of the issued and outstanding shares, was not approved based upon the following votes:**

Broker

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 13, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *The Southern Company*
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The Southern Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. It is important that our company take each step necessary to adopt this proposal.

A copy of the Proposal, the supporting statements and related correspondence from the Proponent are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) upon confirmation that the Company's Board of Directors (the "Board") has approved a resolution seeking stockholder approval at the 2017 Annual Meeting of Stockholders of the amendment to the Company's Certificate of Incorporation (the "Certificate") that will substantially implement the Proposal. The Board is expected to consider the amendment at a Board meeting in mid-February 2017 (the "February Board Meeting").

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release

No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the rule] defeated its purpose" because proponents were successfully avoiding exclusion by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See*, *e.g.*, *Exelon Corp*. (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Exxon Mobil Corp*. (avail. Jan. 24, 2001); *Masco Corp.* (Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc*. (avail. Mar. 28, 1991).

B. Anticipated Action by the Company's Board Substantially Implements the Proposal

As discussed above, the Proponent requests that the Board "take each step necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws." The Company's By-Laws do not contain any supermajority provisions. The only provision in the Company's governing documents that includes supermajority voting requirements is Article Eleventh of the Certificate. Specifically, Article Eleventh requires the affirmative vote of the holders of at least two-thirds of our issued and outstanding common stock of the Company in order to:

- authorize or create any class of stock preferred as to dividends or assets over the common stock or reclassify the common stock or change the issued shares of common stock into the same or a greater or less number of shares of common stock either with or without par value or reduce the par value of the common stock (collectively, the "Stock Changes"); and

- amend, alter, change, or repeal subdivision (2) of Article Ninth (with respect to working capital determinations), Article Twelfth (with respect to preemptive

> rights), Article Eleventh (with respect to Stock Changes and amendments to the Certificate), or any provision contained in the Certificate or in any amendment thereto which provides for the vote of the holders of at least two-thirds of the issued and outstanding common stock.

The Board is expected to consider at the February Board Meeting adopting a resolution approving and submitting for stockholder approval at the 2017 Annual Meeting of Stockholders an amendment to the Certificate's Article Eleventh that will remove the supermajority voting requirements from Article Eleventh and replace them with a with a majority of the Company's outstanding common stock requirement (the "Proposed Certificate Amendment"). If approved, the Board will then submit the Proposed Certificate Amendment to a stockholder vote at the 2017 Annual Meeting of Stockholders, which approval is required under Delaware law. If the Proposed Certificate Amendment receives the requisite stockholder approval, the Company's governing documents will not contain any supermajority voting requirements. Thus, the Proposed Certificate Amendment would substantially implement the Proposal.

The Staff has consistently concurred that proposals, like the Proposal, are excludable under Rule 14a-8(i)(10), where the company removes the supermajority voting standards in its governing documents, as would be proposed in the Proposed Certificate Amendment. For example, just last year the Staff concurred that the Company could exclude under Rule 14a-8(i)(10) a stockholder proposal submitted by the Proponent that also sought to remove the supermajority voting provisions in the Company's governing documents. After the Board approved amendments to replace the supermajority voting requirement in Article Eleventh with a majority of outstanding shares requirement and to delete the "fair price" provision—including the supermajority voting requirements—in Article Thirteenth, the Staff concurred with exclusion under Rule 14a-8(i)(10) agreeing with the Company that the proposed amendments "compare[d] favorably" with the guidelines of the stockholder proposal.[1] *See The Southern Co.* (avail. Feb. 26, 2016). *See also Visa Inc.* (avail. Nov. 14, 2014); *Hewlett-Packard Co.* (avail. Dec. 19, 2013) (each concurring with the exclusion of a simple majority stockholder proposal as substantially implemented where the company's board of directors approved amendments to the company's

---

[1] The Board recommended that stockholders vote "for" those amendments at the 2016 Annual Meeting of Stockholders. However, while the amendment to delete the "fair price" provisions passed at the Company's 2016 Annual Meeting of Stockholders, the amendment to replace the supermajority voting requirement in Article Eleventh with a majority of outstanding shares requirement failed to receive the requisite stockholder support.

governing documents that would replace each provision that called for a supermajority vote with a majority of outstanding shares vote requirement). Here, the Proposed Certificate Amendment is identical to the Article Eleventh amendment that the Staff considered in *The Southern Co*. Moreover, the goals of the Proposal and the proposal in *The Southern Co*. are identical—replacing supermajority voting standards in the Company's governing documents with a simple majority voting standard. Thus, the Proposal is excludable under Rule 14a-8(i)(10) like the proposal in *The Southern Co*.

In addition, the Staff consistently has granted no-action relief in situations where the board lacks unilateral authority to adopt amendments to a certificate of incorporation or bylaws but has taken all of the steps within its power to eliminate the supermajority voting requirements in those documents and submitted the issue for stockholder approval. For example, in *McKesson Corp*. (avail. Apr. 8, 2011), the company's board approved certificate amendments to eliminate supermajority voting provisions, which would only become effective upon stockholder approval. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(10) based on the actions taken by the board. *See also American Tower Corp.* (avail. Apr. 5, 2011) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal requesting that each supermajority stockholder voting requirement "be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws" where the board approved submitting an amendment to the certificate of incorporation to the company's stockholders for approval that would reduce the stockholder vote required to amend the bylaws from 66 2/3% to a majority of the then-outstanding shares); *Applied Materials, Inc*. (avail. Dec. 19, 2008) (concurring with exclusion of a simple majority proposal when the company represented that shareholders would have the opportunity to vote on a company proposal that eliminated certain supermajority provisions in their entirety and reduced the voting threshold for other provisions to a majority of outstanding shares).

C. Supplemental Notification Following Board Action

We submit this no-action request now to address the timing requirements of Rule 14a-8(j). We supplementally will notify the Staff shortly after the Board considers the Proposed Certificate Amendment at the February Board Meeting. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to recommend that its board of directors take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Visa Inc.* (avail. Nov. 14, 2014); *Hewlett-Packard Co.* (avail. Dec. 19, 2013); *Starbucks Corp.* (avail. Nov. 27, 2012); *NiSource Inc.* (avail. Mar. 10, 2008); *Intel Corp*. (avail. Mar. 11,

2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based upon the foregoing analysis, we believe that once the Board takes the actions described above, the Proposal will have been substantially implemented and, therefore, will be excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal, including its supporting statements, from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Melissa K. Caen, the Company's Assistant Corporate Secretary, at (404) 506-0684.

Sincerely,

Elizabeth A. Ising

cc: Melissa K. Caen, The Southern Company
Myra C. Bierria, The Southern Company
John Chevedden

EXHIBIT A

Ackel, Jessica N.

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Friday, December 09, 2016 11:50 AM
To:	Caen, Melissa K. (SCS Legal)
Cc:	Ackel, Jessica N.; Glen Kundert
Subject:	Rule 14a-8 Proposal (SO)``
Attachments:	CCE09122016.pdf

Dear Ms. Caen,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Ms. Melissa K. Caen
Corporate Secretary
The Southern Company (SO)
30 Ivan Allen Jr. Blvd NW
Atlanta GA 30308
PH: 404 506-5000
PH: 404-506-0684
FX: 404-506-0344
FX: 404-506-0455

Dear Ms. Caen,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

December 7, 2016
Date

cc: Jessica Ackel <jnackel@southernco.com>
Glen Kundert <gakunder@southernco.com>

[SO: Rule 14a-8 Proposal, December 9, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. It is important that our company take each step necessary to adopt this proposal.

Our management has the ability to disclose in the annual meeting proxy all the steps that are available to our company to help ensure that this proposal will be adopted. We previously voted by a 30-to-one ratio to adopt this proposal topic.

Unfortunately our management gives signs of not being interested in listening to shareholders. For instance our management hired one of the most aggressive law firms in preventing shareholder to vote on well established topics. Thus we were prevented from even voting on a proposal to adopt confidential voting.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner.

Currently a 1%-minority can frustrate the will of our 74%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our corporate governance which can favorably impact our company's bottom line performance.

Please vote to enhance shareholder value:

Simple Majority Vote – Proposal [4]

[The above line – *Is* for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB Memorandum M-07-16

Ackel, Jessica N.

From: Ackel, Jessica N.
Sent: Monday, December 12, 2016 2:01 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Caen, Melissa K. (SCS Legal); Bierria, Myra C.
Subject: Re: Rule 14a-8 Proposal (SO)``

Mr. Chevedden -

This email confirms we have received your shareholder proposal. Myra Bierria, copied on this email, is now part of our shareholder proposals team. Please copy her as well on any email correspondence going forward.

Thanks,
Jessica

> On Dec 9, 2016, at 11:50 AM, ***FISMA & OMB Memorandum M-07-16*** wrote:
>
> Dear Ms. Caen,
> Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
> Sincerely,
> John Chevedden
>
> <CCE09122016.pdf>

Ackel, Jessica N.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, December 13, 2016 12:08 AM
To: Ackel, Jessica N.
Cc: Caen, Melissa K. (SCS Legal); Bierria, Myra C.
Subject: Rule 14a-8 Proposal (SO)

Thank you.

Ackel, Jessica N.

From:	Barnett, Claire H.
Sent:	Monday, December 19, 2016 3:53 PM
To:	***FISMA & OMB Memorandum M-07-16***
Cc:	Ackel, Jessica N.
Subject:	The Southern Company -- Proof of Ownership Request
Attachments:	Chevedden Request for ownership (signed).pdf

Mr. Chevedden,

Please find attached a letter from The Southern Company requesting proof of ownership in connection with the shareholder proposal that you submitted. We look forward to discussing this proposal with you.

Thanks,
Claire

Claire H. Barnett
Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308

Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308
Tel 404.506.5000

SOUTHERN COMPANY

December 19, 2016

VIA OVERNIGHT MAIL AND EMAIL

John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

On December 9, 2016, The Southern Company (the "Company") received the stockholder proposal you (the "Proponent") submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Stockholders (the "Proposal"). This letter notifies the Proponent that the Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to the Proponent's attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is a record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of December 9, 2016, the date that the Proposal was submitted to the Company. A copy of the stockholder proposal rules is enclosed for the Proponent's information.

In order to cure this defect, please provide:

1. A written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the Proposal was submitted, the Proponent continuously held at least the number of shares of Company stock valued at $2,000 for at least one year and verifying the number of shares held; or

2. A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or amendments to those documents or updated forms, reflecting the Proponent's ownership of shares as of or before the date on which the one-year eligibility period began and a written statement from the Proponent that it continuously held the required number of shares for the one-year period as of the date of the statement.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Proponent can confirm whether the Proponent's broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In those situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

1. If the broker or bank is a DTC participant, then the Proponent needs to submit a written statement from the broker or bank verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company; or

2. If the broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company. The Proponent should be able to find out the identity of the DTC participant by asking its broker or bank. If its broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through its account statement, because the clearing broker identified on the account statement will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date that the Proposal was submitted to the Company, the requisite number of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent receives this letter. Please address any response to the following:

Claire H. Barnett
Senior Attorney
The Southern Company
30 Ivan Allen Jr. Boulevard, N.W.
Bin SC803
Atlanta, GA 30308
Telephone: (404) 506-0663

We appreciate the Proponent's cooperation to ensure the Proposal submission is complete and to resolve this matter. If you have any questions with respect to the foregoing, please contact me at (404) 506-0663. We look forward to discussing this Proposal with you.

Sincerely,

Claire H. Barnett

Claire H. Barnett
Legal Department – Senior Attorney

Enclosures

Ackel, Jessica N.

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 29, 2016 10:00 PM
To: Barnett, Claire H.
Cc: Ackel, Jessica N.
Subject: Rule 14a-8 Proposal (SO) blb
Attachments: CCE29122016_13.pdf

Dear Ms. Barnett,
Please see the attached broker letter.
Sincerely,
John Chevedden

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

50

Post-it® Fax Note 7671

To Claire Barnett	Date 12-29-16 # of pages ▶
Co./Dept.	From John Chevedden
Phone #	Co.
Fax # 404-506-0344	Phone # ***FISMA & OMB Memorandum M-07-16***
	Fax #

December 29, 2016

John R. Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than the share quantity listed in the following table in each of the following securities, since October 1, 2015:

Security name	CUSIP	Trading symbol	Share quantity
General Motors Company	37045V100	GM	100
Southern Company	842587107	SO	100
Quest Diagnostics, Inc.	74834L100	DGX	50
Swift Transportation Company	87074U101	SWFT	300
Priceline Group, Inc.	741503403	PCLN	100
Raytheon Co.	755111507	RTN	200

The securities referenced in the preceding table are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments subsidiary.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W784345-29DEC16